SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated August 10, 2005

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan, 1-2-1 Marunouchi, Chiyoda-ku

Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	Summary of consolidated business results of Millea Holdings, Inc. under Japanese GAAP for the three months ended June 30, 2005, dated August 10, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

August 10, 2005	By:	/s/ YOSHINORI ISHII
Group Leader,
Corporate Legal Department

Item 1

(English translation)

Summary of consolidated business results of Millea Holdings, Inc. under Japanese GAAP for the three months ended June 30, 2005

August 10, 2005

Company Name: Millea Holdings, Inc.

Securities Code Number: 8766

Stock Exchange Listings: Tokyo and Osaka

Representative: Kunio Ishihara, President, Millea Holdings, Inc.

Contact:	Toshihiko Aizawa, Corporate Planning Dept., Millea Holdings, Inc. Phone: 03-6212-3341

Noriaki Tashimo, Corporate Accounting Dept., Millea Holdings, Inc. Phone: 03-6212-3344

1. Matters regarding the presentation of quarterly results

Difference in accounting method for recognizing net premiums written: Applicable

The recognition policy for net premiums written employed for quarterly figures, such as the inclusion of premiums for insurance contracts which have not started as of June 30, 2005, is different from the recognition policy employed for annual and semi-annual reports.

2. Summary of business results for the three months ended June 30, 2005

(From April 1, 2005 through June 30, 2005)

Amounts are truncated and percentages are rounded to the nearest one-tenth of one percent.

(1) Net premiums written

	Yen in millions	%
For the three months ended June 30, 2005	484,658	-1.2
For the three months ended June 30, 2004	490,520	2.7
(Reference) For the year ended March 31, 2005	1,925,081	-1.0

(Note) Percentages show increase or decrease from the same period of the previous year.

(Supplementary information regarding net premiums written)

Increase from the period of three months ended June 30, 2004 is -1.0% excluding the effect on abolition of the government reinsurance for Compulsory Automobile Liability Insurance (CALI).

Tokio Marine’s reinsurance premiums ceded for the three months ended June 30, 2004 is recognized differently from the previous years due to the merger of Tokio Marine and Nichido Fire. Increase in net premiums written for the three months ended June 30, 2005 for Fire, in particular, is temporarily lowered due to this difference.

(2) Matters that had a significant effect on financial conditions and results of operations for the three months ended June 30, 2005

None.

3. Forecast of business results for the year ending March 31, 2006

(From April 1, 2005 through March 31, 2006)

No changes.

<Consolidated results>

Premiums written and claims paid by lines of insurance

Direct premiums written (including funds for deposit-type insurance)

(Yen in millions, %)

	Three months ended June 30, 2005 (From April 1, 2005 to June 30, 2005)			Three months ended June 30, 2004 (From April 1, 2004 to June 30, 2004)			(Reference) Year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)
	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition
Fire	83,793	7.0	14.3	78,314	-3.8	13.6	348,974	-0.7	16.0
Marine	20,509	9.5	3.5	18,724	6.4	3.3	78,520	5.0	3.6
Personal accident	102,617	13.5	17.5	90,444	-6.9	15.8	326,077	-6.6	15.0
Automobile	230,876	-0.5	39.3	232,153	-1.6	40.4	869,048	-2.2	39.9
Compulsory automobile liability (CALI)	88,309	-4.5	15.0	92,498	-2.0	16.1	302,955	-2.6	13.9
Others	60,951	-1.9	10.4	62,116	3.1	10.8	252,565	1.8	11.6

Total	587,059	2.2	100.0	574,253	-2.1	100.0	2,178,142	-2.0	100.0
Fund for deposit-type insurance	69,505	22.9	11.8	56,556	-16.0	9.8	226,848	-10.8	10.4

Net premiums written

(Yen in millions, %)

	Three months ended June 30, 2005 (From April 1, 2005 to June 30, 2005)			Three months ended June 30, 2004 (From April 1, 2004 to June 30, 2004)			(Reference) Year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)
	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition
Fire	55,343	-9.6	11.4	61,189	15.6	12.5	263,184	-2.4	13.7
Marine	17,481	8.3	3.6	16,145	9.8	3.3	73,139	7.1	3.8
Personal accident	44,440	1.5	9.2	43,804	1.6	8.9	150,983	-0.7	7.8
Automobile	230,186	-0.2	47.5	230,587	-1.0	47.0	861,082	-2.0	44.7
CALI	76,126	-3.4	15.7	78,790	1.1	16.1	328,846	-1.4	17.1
Others	61,080	1.8	12.6	60,004	7.5	12.2	247,844	2.6	12.9

Total	484,658	-1.2	100.0	490,520	2.7	100.0	1,925,081	-1.0	100.0

*	451,947	-1.0		456,607	2.8		1,771,839	-0.9

*	Excluding the effect of the abolition of government reinsurance for compulsory automobile liability insurance (CALI).

Net claims paid

(Yen in millions, %)

	Three months ended June 30, 2005 (From April 1, 2005 to June 30, 2005)			Three months ended June 30, 2004 (From April 1, 2004 to June 30, 2004)			(Reference) Year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)
	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition
Fire	33,476	96.7	12.3	17,018	-15.6	7.2	188,319	128.9	16.5
Marine	8,126	28.1	3.0	6,342	-39.0	2.7	36,744	-6.8	3.2
Personal accident	16,002	-7.1	5.9	17,216	-5.7	7.3	61,132	-7.2	5.3
Automobile	129,140	5.1	47.6	122,823	-0.1	51.8	526,367	4.1	46.0
CALI	53,887	26.7	19.9	42,520	47.2	17.9	192,041	39.8	16.8
Others	30,670	-2.3	11.3	31,385	9.9	13.2	139,410	10.4	12.2

Total	271,304	14.3	100.0	237,307	3.5	100.0	1,144,014	19.5	100.0

*	242,985	10.4		220,189	-2.3		1,054,979	14.4

*	Excluding the effect of the abolition of government reinsurance for compulsory automobile liability insurance (CALI).

(Note) Numbers are after elimination of inter-segment transactions.

<Consolidated results>

Securities

(Yen in millions)

	As of June 30, 2005			As of June 30, 2004			(Reference) As of March 31, 2005
	Acquisition cost	Market value	Difference	Acquisition cost	Market value	Difference	Acquisition cost	Market value	Difference
Bonds	2,576,373	2,610,136	33,763	2,746,848	2,692,550	-54,298	3,186,243	3,201,270	15,027
Stocks	1,178,370	2,917,607	1,739,236	1,277,573	3,044,836	1,767,263	1,196,513	2,953,898	1,757,385
Foreign securities	559,531	573,599	14,067	464,457	462,706	-1,750	553,691	557,788	4,096
Others	241,339	259,910	18,571	146,653	154,344	7,690	211,627	224,843	13,215

Total	4,555,614	6,361,253	1,805,639	4,635,533	6,354,438	1,718,905	5,148,076	6,937,801	1,789,725

(Note 1)	The table above shows securities with a market value other than (a) trading securities and (b) debt securities held to maturity with a market value.

(Note 2)	Acquisition costs as of June 30, 2005 are not amortized and impairment losses are not recognized. Acquisition costs as of March 31, 2005 are amortized and impairment losses have been recognized.

(Note 3)	Market values are based on various considerations including quoted prices at the end of the month.

(Note 4)	The table above includes foreign mortgage securities as well as securities on the balance sheet.

<Consolidated results>

Derivative financial instruments

(Yen in millions)

	As of June 30, 2005			As of June 30, 2004			(Reference) As of March 31, 2005
	Contract amount	Market value	Unrealized gain or loss	Contract amount	Market value	Unrealized gain or loss	Contract amount	Market value	Unrealized gain or loss
Foreign currency-related instruments
Foreign exchange forwards
Short	244,160	-3,298	-3,298	133,527	334	334	184,998	-3,423	-3,423
Long	51,623	764	764	29,907	-324	-324	15,118	141	141
Currency options
Short	33,868			70,926			862
	336	601	-264	426	169	257	32	45	-12
Long	42,962			51,436			307
	395	811	416	549	240	-308	20	1	-19
Currency swaps	1,017,829	-2,923	-2,923	649,124	-95	-95	906,530	-4,252	-4,252

Interest rate-related instruments
Interest forward
Short	38,719	-14	-14	13,422	-9	-9	4,020	-0	-0
Long	138,444	6	6	92,681	-74	-74	—	—	—
Interest forward options
Short	—			84,792			—
	—	—	—	19	8	10	—	—	—
Long	26,057			21,143			—
	1	1	-0	9	11	1	—	—	—
Interest options
Short	463,637			75,228			81,314
	1,361	826	535	457	554	-96	240	240	-0
Long	65,066			43,763			43,537
	461	147	-313	447	480	33	414	228	-185
Interest rate swap	9,068,083	65,236	65,236	7,884,473	40,785	40,875	8,510,118	65,296	65,296

Equity-related instruments
Equity index futures
Short	26,273	-253	-253	26,725	-633	-633	13,348	140	140
Long	25,478	233	233	10,103	193	193	10,617	-178	-178
Equity index options
Short	66,817			44,642			27,486
	879	-544	1,424	594	-833	1,427	508	-398	906
Long	61,110			42,120			38,680
	1,064	-283	-1,347	895	-413	-1,308	884	-68	-953
Equity options
Short	509			1,387			1,550
	21	16	5	68	49	18	67	73	-5
Long	680			1,558			1,721
	43	50	6	65	83	17	63	107	44

Bond-related instruments
Bond futures
Short	70,656	-197	-197	60,141	-353	-353	116,012	-906	-906
Long	85,965	377	377	39,651	2	2	25,576	286	286
Bond futures options
Short	98,322			81,220			4,020
	97	83	14	259	223	35	4	1	3
Long	40,673			80,033			4,080
	124	128	3	323	257	-65	12	3	-8
Over-the-counter bond options
Short	191,290			3,450			18,373
	292	393	-100	11	18	-7	—	25	-25
Long	19,543			3,450			—
	30	0	-29	12	3	-9	—	—	—

Weather-related instruments
Weather derivatives
Short	2,013			4,476			1,969
	113	63	49	127	742	-615	98	-286	385

Credit-related instruments
Credit derivatives
Short	1,561,742	2,304	2,304	1,964,830	-594	-594	1,902,280	2,862	2,862
Long	324,128	-4,111	-4,111	408,177	-5,499	-5,499	401,982	-5,253	-5,253

Commodity
Commodity swap	82,420	1,193	1,193	68,905	450	450	68,966	451	451

Others
Inflation indexed bonds	9,400			—			18,400
	712	508	-204	—	—	—	1,452	1,362	-90

Total	13,857,477	62,120	59,510	11,991,303	35,779	33,573	12,401,875	56,501	55,203

(Note 1)	Option premiums are shown beneath the contract amounts for currency options, interest forward options, interest options, equity index options, equity options, bond futures options, over-the-counter bond options and weather derivatives and acqusition cost is shown beneath the contract amounts for inflation indexed bonds.

(Note 2)	The synthetic option is classified into transactions such as short or long by receiving or paying option premium at the time of the contract.

(Note 3)	Forward transactions translated at contracted rate, the relating forward contracts of which qualify for hedge accounting, are not included.

<Reference>

Non-consolidated results of Tokio Marine & Nichido

Direct premiums written (including funds for deposit-type insurance)

(Yen in millions, %)

	Three months ended June 30, 2005 (From April 1, 2005 to June 30, 2005)			Three months ended June 30, 2004 (From April 1, 2004 to June 30, 2004)			(Reference) Year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)
	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition
Fire	81,644	6.7	14.2	76,541	-4.3	13.5	341,502	-1.0	15.9
Marine	17,560	6.5	3.0	16,489	2.0	2.9	68,386	2.4	3.2
Personal accident	102,440	13.5	17.8	90,282	-6.8	16.0	325,404	-6.6	15.2
Automobile	229,462	-0.6	39.8	230,769	-1.7	40.8	863,193	-2.4	40.3
Compulsory automobile liability (CALI)	88,309	-4.5	15.3	92,498	-2.0	16.4	302,955	-2.6	14.1
Others	57,257	-2.3	9.9	58,587	0.3	10.4	241,244	0.9	11.3

Total	576,675	2.0	100.0	565,169	-2.7	100.0	2,142,686	-2.4	100.0
Fund for deposit-type insurance	69,505	22.9	12.1	56,556	-16.0	10.0	226,848	-10.8	10.6

Net premiums written

(Yen in millions, %)

	Three months ended June 30, 2005 (From April 1, 2005 to June 30, 2005)			Three months ended June 30, 2004 (From April 1, 2004 to June 30, 2004)			(Reference) Year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)
	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition
Fire	48,352	-12.2	10.3	55,058	13.7	11.6	245,583	-2.9	13.0
Marine	14,617	3.2	3.1	14,163	9.2	3.0	65,021	7.0	3.5
Personal accident	44,062	1.3	9.4	43,506	2.4	9.1	149,614	-1.0	7.9
Automobile	228,044	-0.3	48.8	228,696	-1.2	48.0	854,047	-2.0	45.3
CALI	76,126	-3.4	16.3	78,790	1.1	16.5	328,846	-1.4	17.5
Others	56,203	-0.4	12.0	56,412	4.1	11.8	240,219	2.6	12.8

Total	467,407	-1.9	100.0	476,627	1.9	100.0	1,883,332	-1.1	100.0

*	434,696	-1.8		442,714	1.9		1,730,090	-1.1

*	Excluding the effect of the abolition of government reinsurance for compulsory automobile liability insurance (CALI).

Net claims paid

(Yen in millions, %)

	Three months ended June 30, 2005 (From April 1, 2005 to June 30, 2005)			Three months ended June 30, 2004 (From April 1, 2004 to June 30, 2004)			(Reference) Year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)
	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition
Fire	31,955	73.6	12.0	18,409	-4.7	7.8	181,422	131.0	16.2
Marine	7,481	32.8	2.8	5,632	-41.4	2.4	34,069	-6.6	3.0
Personal accident	15,887	-6.9	5.9	17,061	-6.1	7.2	60,287	-7.6	5.4
Automobile	127,942	5.0	47.9	121,793	-0.2	51.6	521,524	3.9	46.4
CALI	53,887	26.7	20.2	42,520	47.2	18.0	192,041	39.8	17.1
Others	29,883	-3.0	11.2	30,802	9.5	13.0	133,502	7.4	11.9

Total	267,038	13.0	100.0	236,218	4.4	100.0	1,122,847	19.0	100.0

*	238,720	9.0		219,101	-1.5		1,033,812	13.8

*	Excluding the effect of the abolition of government reinsurance for compulsory automobile liability insurance (CALI).

The figures for the three months ended June 30, 2004 are the total amount and related indices of Tokio Marine and Nichido Fire before the merger. The figures for the year ended March 31, 2005 are the total amount and related indices of Tokio Marine & Nichido and Nichido Fire before the merger.

<Reference>

Tokio Marine & Nichido Life

Policies in force

(Yen in millions except number of policies, %)

	As of/for the three months ended June 30, 2005		As of/for the three months ended June 30, 2004	(Reference) As of/for the year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)
		Increase/decrease
Numbers of policies
Individual insurance
First sector	1,010,522	8.3	933,467	992,863
Third sector	625,548	26.3	495,478	599,512

Total	1,636,070	14.5	1,428,945	1,592,375

Individual annuities	225,569	40.3	160,739	214,957

Total	1,861,639	17.1	1,589,684	1,807,332

Policies in force
Individual insurance	10,864,721	10.4	9,841,616	10,658,012
Individual annuities	896,039	40.0	640,002	850,503
Group insurance	3,340,503	3.1	3,241,526	3,335,287
Group annuities	11,077	-18.7	13,624	11,236

New policies

(Yen in millions except number of policies, %)

	As of/for the three months ended June 30, 2005		As of/for the three months ended June 30, 2004	(Reference) As of/for the year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)
		Increase/decrease
Numbers of policies
Individual insurance
First sector	33,108	14.5	28,908	134,007
Third sector	37,072	18.3	31,329	163,310

Total	70,180	16.5	60,237	297,317

Individual annuities	12,176	24.9	9,752	68,153

Total	82,356	17.7	69,989	365,470

Policies in force
Individual insurance	417,992	10.4	378,635	1,774,944
Individual annuities	51,925	28.4	40,450	266,903
Group insurance	29,513	348.1	6,587	37,343
Group annuities	—	—	—	—

Annualized premiums

Policies in force

(Yen in millions except number of policies, %)

	As of/for the three months ended June 30, 2005		As of/for the three months ended June 30, 2004	(Reference) As of/for the year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)
		Increase/decrease
Individual insurance	199,582	7.5	185,592	196,963
Medical coverage and accelerated death benefits	43,139	14.9	37,535	41,993
Medical and cancer	28,585	30.7	21,879	27,152
Individual annuities	69,863	57.5	44,353	65,257

New policies

(Yen in millions except number of policies, %)

	As of/for the three months ended June 30, 2005			As of/for the three months ended June 30, 2004			(Reference) As of/for the year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)
	New policies and net increase by conversion			New policies and net increase by conversion			New policies and net increase by conversion
		New policies	Net increase by conversion		New policies	Net increase by conversion		New policies	Net increase by conversion
Individual insurance	6,427	6,427	—	5,665	5,665	—	28,854	28,854	—
Medical coverage and accelerated death benefits	1,992	1,992	—	1,595	1,595	—	8,391	8,391	—
Medical and cancer	1,936	1,936	—	1,493	1,493	—	8,034	8,034	—
Individual annuities	4,975	4,975	—	4,038	4,038	—	25,885	25,885	—

Premiums written and claims paid

(Yen in millions, %)

	As of/for the three months ended June 30, 2005		As of/for the three months ended June 30, 2004	(Reference) As of/for the year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)
		Increase/decrease
Premiums written	99,236	9.0	91,061	441,067
Claims paid	21,470	16.2	18,481	84,035

(Note 1)	Annualized premiums are the premiums divided by the duration of insurance policies to show the amount of premiums per year.

(Note 2)	Since third sector products sold by Tokio Marine & Nichido Life do not have death coverage, they are not included in policies in force.

(Note 3)	“Medical coverage and accelerated death benefits” include coverage for medical expense (hospitalization and operation), accelerated death benefits (specific diseases and nursing care) and exemption of obligation to pay insurance premium (excluding those caused by disability but including those caused by specific diseases and nursing care).

(Note 4)	Tokio Marine & Nichido Life do not have conversion system for individual insurance and individual annuities.

<Reference>

Tokio Marine & Nichido Financial Life

Policies in force

(Yen in millions except number of policies, %)

	As of/for the three months ended June 30, 2005		As of/for the three months ended June 30, 2004	(Reference) As of/for the year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)
		Increase/decrease
Numbers of policies
Individual insurance
First sector	45,812	15.2	39,781	46,360
Third sector	—	—	—	—

Total	45,812	15.2	39,781	46,360

Individual annuities	28,372	30.9	21,680	24,460

Total	74,184	20.7	61,461	70,820

Policies in force
Individual insurance	369,440	11.6	331,103	373,560
Individual annuities	209,369	40.3	149,202	173,728
Group insurance	—	—	—	—
Group annuities	—	—	—	—

New policies

(Yen in millions except number of policies, %)

	As of/for the three months ended June 30, 2005		As of/for the three months ended June 30, 2004	(Reference) As of/for the year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)
		Increase/decrease
Numbers of policies
Individual insurance
First sector	55	-97.5	2,236	10,553
Third sector	—	—	—	—

Total	55	-97.5	2,236	10,553

Individual annuities	4,114	420.8	790	4,212

Total	4,169	37.8	3,026	14,765

Policies in force
Individual insurance	553	-96.6	16,220	75,037
Individual annuities	32,809	617.8	4,571	31,532
Group insurance	—	—	—	—
Group annuities	—	—	—	—

Annualized premiums

Policies in force

(Yen in millions except number of policies, %)

	As of/for the three months ended June 30, 2005		As of/for the three months ended June 30, 2004	(Reference) As of/for the year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)
		Increase/decrease
Individual insurance	5,239	7.6	4,867	5,325
Individual annuities	17,050	48.1	11,514	13,811

New policies

(Yen in millions except number of policies, %)

	As of/for the three months ended June 30, 2005			As of/for the three months ended June 30, 2004			(Reference) As of/for the year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)
	New policies and net increase by conversion			New policies and net increase by conversion			New policies and net increase by conversion
		New policies	Net increase by conversion		New policies	Net increase by conversion		New policies	Net increase by conversion
Individual insurance	18	18	—	257	257	—	1,034	1,034	—
Individual annuities	3,092	3,092	—	420	420	—	2,617	2,617	—

(Note)	Annualized premiums are the premiums divided by the duration of insurance policies to show the amount of premiums per year.

Premiums written and claims paid

(Yen in millions, %)

	As of/for the three months ended June 30, 2005		As of/for the three months ended June 30, 2004	(Reference) As of/for the year ended March 31, 2005 (From April 1, 2004 to March 31, 2005)
		Increase/decrease
Premiums written	39,228	356.6	8,592	50,375
Claims paid	3,933	50.8	2,608	10,646